Exhibit 99.105

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(IN CANADIAN DOLLARS)

CANOPY GROWTH CORPORATION

TABLE OF CONTENTS

Condensed interim consolidated statements of financial position	3

Condensed interim consolidated statements of operations	4

Condensed interim consolidated statements of comprehensive income	5

Condensed interim consolidated statements of changes in shareholders’ equity	6

Condensed interim consolidated statements of cash flows	9

Notes to the condensed interim consolidated financial statements	10-32

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED

		December 31,	March 31,
(Expressed in CDN $000’s)	Notes	2017	2017
Assets
Current assets
Cash and cash equivalents	23	$237,708	$101,800
Restricted short-term investments	4	668	550
Amounts receivable	5	9,075	5,815
Biological assets	6	15,075	14,725
Inventory	7	93,243	45,981
Prepaid expenses and other assets	8	18,479	3,735

		374,248	172,606
Assets classified as held for sale	9	—	6,180

		374,248	178,786
Property, plant and equipment	10	153,982	96,270
Deposits on property, plant and equipment	10	23,160	—
Other assets		1,932	—
Investments in associates	16	66,395	—
Other financial assets	16	75,224	24,030
Intangible assets	12	127,861	162,263
Goodwill	12	272,346	241,371

		$1,095,148	$702,720

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$25,099	$15,386
Deferred revenue		725	588
Current portion of long-term debt	17	1,499	1,691
Other liabilities		1,914	—

		29,237	17,665
Long-term debt	17	7,294	8,639
Deferred tax liability		38,759	35,924
Other long-term liabilities		—	766

		75,290	62,994

Commitments and contingencies	22
Shareholders’ equity
Share capital	19	866,550	621,541
Other reserves	19	117,833	23,415
Accumulated other comprehensive income		17,196	16,098
Deficit		(30,105)	(21,296)

Equity attributable to Canopy Growth Corporation		971,474	639,758

Non-controlling interests	15	48,384	(32)

Total equity		1,019,858	639,726

		$1,095,148	$702,720

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page: 3

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

		Three months ended		Nine months ended
		December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000’s except share amounts)	Notes	2017	2016	2017	2016
Revenue		$21,700	$9,752	$55,142	$25,234
Inventory production costs expensed to cost of sales		9,166	3,511	23,501	9,690

Gross margin before the undernoted		12,534	6,241	31,641	15,544
Fair value changes in biological assets included in inventory sold and other inventory charges		23,692	4,983	46,339	12,332
Unrealized gain on changes in fair value of biological assets		(29,728)	(15,685)	(81,713)	(33,003)

Gross margin		18,570	16,943	67,015	36,215

Sales and marketing		9,409	3,780	23,452	8,850
Research and development		287	439	914	1,345
General and administration		11,050	4,043	26,936	10,924
Acquisition-related costs		790	1,383	2,491	1,975
Share-based compensation expense	19	8,965	1,497	17,708	3,345
Share-based compensation expense related to acquisition milestones	19	8,914	—	11,228	—
Depreciation and amortization		5,187	1,048	15,535	2,943

Operating expenses		44,602	12,190	98,264	29,382

(Loss) income from operations		(26,032)	4,753	(31,249)	6,833

Share of loss in equity investments	16	—	—	(170)	(50)
Other expense, net		(33)	(181)	(39)	(270)
Fair value changes on financial assets	16	35,854	—	32,500	—
Gain on disposal of consolidated entity	11 b)	8,820	—	8,820	—
Increase in fair value of acquisition consideration related liabilities		—	(895)	—	(1,193)

Other income (expenses)		44,641	(1,076)	41,111	(1,513)

Income before income taxes		18,609	3,677	9,862	5,320

Income tax expense		(7,595)	(701)	(9,635)	(863)

Net income		$11,014	$2,976	$227	$4,457

Net income (loss) attributable to:
Canopy Growth Corporation		$1,583	$2,992	$(8,809)	$4,473
Non-controlling interests		9,431	(16)	9,036	(16)

		$11,014	$2,976	$227	$4,457

Earnings per share, basic
Net income (loss) per share:	20	$0.01	$0.03	$(0.05)	$0.04
Weighted average number of outstanding common shares:		182,029,481	116,813,261	171,075,324	109,725,439
Earnings per share, diluted
Net income (loss) per share:	20	$0.01	$0.02	$(0.05)	$0.04
Weighted average number of outstanding common shares:		194,739,044	123,034,872	171,075,324	114,094,787

Page: 4

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

		Three months ended		Nine months ended
		December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000’s)	Notes	2017	2016	2017	2016
Net income		$11,014	$2,976	$227	$4,457

Fair value changes on available-for-sale investments	16	9,130	—	651	—
Exchange differences on translating foreign operations		168	—	533	—
Income tax		(1,210)	—	(86)	—

		8,088	—	1,098	—
Comprehensive income		$19,102	$2,976	$1,325	$4,457

Comprehensive income (loss) attributable to:
Canopy Growth Corporation		$9,671	$2,992	$(7,711)	$4,473
Non-controlling interests		9,431	(16)	9,036	(16)

		$19,102	$2,976	$1,325	$4,457

Page: 5

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

			Other reserves			Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes	Deficit	Non-controlling interests	Shareholders’ equity
Balance at March 31, 2016	98,818,213	$131,080	$5,804	$676	$—	$—	$—	$(13,775)	$—	$123,785
Exercise of warrants	213,104	195	607	(676)	—	—	—	—	—	126
Exercise of ESOP stock options	623,715	1,016	(357)	—	—	—	—	—	—	659
Equity financing - April 15, 2016 - net of share issue costs of $707	5,002,500	10,799	—	—	—	—	—	—	—	10,799
Issuance of shares per service agreements	38,656	108	—	—	—	—	—	—	—	108
Shares released from escrow related to the MedCann Access acquisition	288,861	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	867	—	—	—	—	—	—	867
Net loss	—	—	—	—	—	—	—	(3,949)	—	(3,949)

Balance at June 30, 2016	104,985,049	$143,198	$6,921	$—	$—	$—	$—	$(17,724)	$—	$132,395

Exercise of ESOP stock options	231,239	704	(235)	—	—	—	—	—	—	469
Equity financing—August 24, 2016—net of share issue costs of $2,421	9,453,000	32,082	—	—	—	—	—	—	—	32,082
Share-based compensation	—	—	1,257	—	—	—	—	—	—	1,257
Net income	—	—	—	—	—	—	—	5,430	—	5,430

Balance at September 30, 2016	114,669,288	$175,984	$7,943	$—	$—	$—	$—	$(12,294)	$—	$171,633

Exercise of ESOP stock options	1,468,008	3,686	(1,359)	—	—	—	—	—	—	2,327
Equity financing - December 22, 2016 - net of share issue costs of $3,762	5,662,000	56,255	—	—	—	—	—	—	—	56,255
Issuance of shares per service agreements	18,899	75	—	—	—	—	—	—	—	75
Issuance of shares per Vert acquisition	58,978	1,664	—	—	—	—	—	—	—	1,664
Issuance of shares per Hemp acquisition	129,021	1,711	—	—	—	—	—	—	—	1,711
Issuance of shares per Spektrum Cannabis GmbH acquisition	674,631	10,406	—	—	—	—	—	—	—	10,406
Shares released from escrow related to the MedCann Access acquisition	722,378	2,451	—	—	—	—	—	—	—	2,451
Shares released from escrow to LBC Holdings, Inc.	103,524	791	(791)	—	—	—	—	—	—	—
Share-based compensation	—	—	2,040	—	—	—	—	—	—	2,040
Net income	—	—	—	—	—	—	—	2,992	(16)	2,976

Balance at December 31, 2016	123,506,727	$253,023	$7,833	$—	$—	$—	$—	$(9,302)	$(16)	$251,538

Page: 6

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

			Other reserves			Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes	Deficit	Non-controlling interests	Shareholders’ equity
Balance at March 31, 2017	162,187,262	$621,541	$23,415	$—	$—	$198	$15,900	$(21,296)	$(32)	$639,726
Exercise of ESOP stock options (Note 19)	728,776	2,347	(836)	—	—	—	—	—	—	1,511
Shares released from escrow to LBC Holdings, Inc. (Note 19)	21,959	234	(234)	—	—	—	—	—	—	—
Shares released from escrow related to the MedCann Access acquisition (Note 19)	144,378	234	(234)	—	—	—	—	—	—	—
Shares released from escrow related to the Hemp.CA acquisition (Note 19)	129,016	—	—	—	—	—	—	—	—	—
Issuance of shares for rTrees acquisition (Note 11 a) (i)	698,901	28,095	1,079	1,303	—	—	—	—	—	30,477
Shares released from escrow related to the rTrees acquisition (Note 19)	698,901	—	—	—	—	—	—	—	—	—
Share-based compensation (Note 19)	—	—	3,563	—	—	—	—	—	—	3,563
Non-controlling interest arising from Canopy Rivers financing net of share issue costs of $1,425 (Note 15)	—	—	—	—	120	—	—	—	35,135	35,255
Fair value changes on available-for-sale investments, net of tax	—	—	—	—	—	—	(8,055)			(8,055)
Additional non-controlling interest relating to share-based payment (Note 13)	—	—	—	—	—	—	—	—	395	395
Net loss	—	—	—	—	—	—	—	(9,054)	(120)	(9,174)
Other comprehensive income	—	—	—	—	—	406	—	—	—	406

Balance at June 30, 2017	164,609,193	$652,451	$26,753	$1,303	$120	$604	$7,845	$(30,350)	$35,378	$694,104

Exercise of ESOP stock options (Note 19)	667,603	4,100	(2,176)	—	—	—	—	—	—	1,924
Exercise of warrants	143,219	527	—	—	—	—	—	—	—	527
Equity financing—July 21, 2017—net of share issue costs of $98 (Note 19)	3,105,590	24,902	—	—	—	—	—	—	—	24,902
Issuance of shares for Spot acquisition (Note 11 a) (ii)	111,669	994	—	—	—	—	—	—	—	994
Issuance of shares for Niagara asset acquisition (Note 10)	111,366	1,003	—	—	—	—	—	—	—	1,003
Shares released from escrow to LBC Holdings, Inc. (Note 19)	21,959	175	(175)	—	—	—	—	—	—	—
Share-based compensation	—	—	6,399	—	—	—	—	—	—	6,399
Non-controlling interest arising from Canopy Rivers (Note 15)	—	—	—	—	—	—	—	—	(143)	(143)
Non-controlling interest arising from investment in Tweed JA (Note 15)	—	—	—	—	—	—	—	—	1,939	1,939
Fair value changes on available-for-sale investments, net of tax (Note 16)	—	—	—	—	—	—	700	—	—	700
Additional non-controlling interest relating to share-based payment (Note 13)	—	—	—	—	—	—	—	—	878	878
Net income	—	—	—	—	—	—	—	(1,338)	(275)	(1,613)
Other comprehensive income	—	—	—	—	—	(41)	—	—	—	(41)

Balance at September 30, 2017	168,770,599	$684,152	$30,801	$1,303	$120	$563	$8,545	$(31,688)	$37,777	$731,573

Page: 7

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

			Other reserves			Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes	Deficit	Non-controlling interests	Shareholders’ equity
Exercise of ESOP stock options (Note 19)	1,482,781	6,288	(2,179)	—	—	—	—	—	—	4,109
Exercise of warrants	40,597	154	—	—	—	—	—	—	—	154
Shares released from escrow to LBC Holdings, Inc. (Note 19)	21,959	235	(235)	—	—	—	—	—	—	—
Shares released from escrow related to the MedCann Access acquisition (Note 19)	96,300	156	(156)	—	—	—	—	—	—	—
Equity investment from Constellation Brands—November 2, 2017—net of share issue costs of $960 (Note 19)	18,876,901	173,765	—	70,265	—	—	—	—	—	244,030
Shares released from escrow related to the Spektrum Cannabis GmbH acquisition	367,981	—	—	—	—	—	—	—	—	—
Shares released from escrow related to the rTrees acquisition	1,301,262	—	—	—	—	—	—	—	—	—
Share-based compensation (Note 19)	—	—	17,914	—	—	—	—	—	—	17,914
Share issue costs, net of tax benefit of $1,997	—	1,800	—	—	—	—	—	—	—	1,800
Additional non-controlling interest relating to share-based payment (Note 13)	—	—	—	—	—	—	—	—	1,101	1,101
Non-controlling interest arising from investment in Tweed JA (Note 15)	—	—	—	—	—	—	—	—	75	75
Fair value changes on available-for-sale investments, net of tax (Note 16)	—	—	—	—	—	—	7,920	—	—	7,920
Other comprehensive income	—	—	—	—	—	168	—	—	—	168
Net income	—	—	—	—	—	—	—	1,583	9,431	11,014

Balance at December 31, 2017	190,958,380	$866,550	$46,145	$71,568	$120	$731	$16,465	$(30,105)	$48,384	$1,019,858

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CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

UNAUDITED

		December 31,	December 31,
(Expressed in CDN $000’s)	Notes	2017	2016
Net inflow (outflow) of cash related to the following activities:
Operating
Net income		$227	$4,457
Adjustments for:
Depreciation of property, plant and equipment		6,360	2,721
Amortization of intangible assets		9,175	222
Share of loss in equity investments		170	50
Fair value changes in biological assets included in inventory sold and other inventory charges		46,339	12,332
Unrealized gain on changes in fair value of biological assets		(81,713)	(33,003)
Share-based compensation	19	30,249	4,347
Contingent consideration provision		—	527
Loss on disposal of property, plant and equipment		553	218
Other assets		(1,932)	—
Fair value changes on financial assets	16	(32,152)	—
Gain on disposal of consolidated entity	11 b)	(8,820)	—
Income tax expense		9,635	863
Increase in fair value of acquisition consideration related liabilities		—	1,193
Changes in non-cash operating working capital items	23	(22,686)	(5,311)

Net cash used in operating activities		(44,595)	(11,384)

Investing
Purchases and deposits of property, plant and equipment and assets in process		(86,107)	(16,700)
Purchases of intangible assets and intangibles in process		(1,033)	—
Proceeds on disposals of property and equipment		75	37
Purchases of restricted investments		(118)	—
Proceeds on assets classified as held for sale		7,000	—
Investments in affiliates		(18,824)	—
Indirect investments through Canopy Rivers		(27,732)	—
Net cash outflow on acquisition of subsidiaries	11	(3,600)	(783)

Net cash used in investing activities		(130,339)	(17,446)

Financing
Proceeds from issuance of common shares		269,990	106,026
Proceeds from issuance of shares by Canopy Rivers, net of share issue costs of $1,568	13	35,113	—
Proceeds from exercise of stock options		7,544	3,457
Proceeds from exercise of warrants		681	126
Issuance of long-term debt		—	3,500
Payment of share issue costs		(1,345)	(6,820)
Increase in finance lease obligations		—	260
Repayment of long-term debt	18	(1,141)	(612)

Net cash provided by financing activities		310,842	105,937

Net cash inflow		135,908	77,107
Cash and cash equivalents, beginning of year		101,800	15,397

Cash and cash equivalents, end of period		$237,708	$92,504

See Note 23 for supplementary cash flow information

Page: 9

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

1.	DESCRIPTION OF BUSINESS

Canopy Growth Corporation (“Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8 with its common shares listed on the TSX, under the trading symbol “WEED”.

The condensed interim consolidated financial statements as at and for the three and nine months ended December 31, 2017, and 2016, include Canopy Growth and its subsidiaries (together referred to as the “Company”) and the Company’s interest in affiliated companies.

The principal activities of the Company are the growing, possession and sale of medical cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated including subsidiaries which will operate in Europe, Latin America and the Caribbean. Through its subsidiary Canopy Rivers Corporation (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform focused primarily on accelerating development and commercial scale of the federally regulated Canadian cannabis industry.

2.	BASIS OF PRESENTATION

Statement of compliance

The condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34—Interim Financial Reporting, following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended March 31, 2017. The condensed interim consolidated financial statements should be read in conjunction with the amended and restated annual financial statements of the Company for the year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on February 13, 2018.

Basis of measurement

These condensed interim consolidated financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets, assets classified as held for sale and available-for-sale and acquisition-related contingent liabilities and derivatives, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the statements of operations and comprehensive income are presented by function. See Note 26 for details of expenses by nature.

Basis of consolidation

These condensed interim consolidated financial statements incorporate the financial statements of Canopy Growth and its subsidiaries, which are the entities over which Canopy Growth has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of Canopy Growth’s subsidiaries are shown separately in equity in the consolidated statements of financial position.

3.	CHANGES TO ACCOUNTING STANDARDS AND INTERPRETATIONS

New and revised IFRS in issue but not yet effective

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the International Accounting Standards Board (“IASB”) in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 is effective for the Company for its annual period ending March 31, 2019, with early adoption permitted.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing

Page: 10

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for the Company for its annual period ending March 31, 2019, with early adoption permitted.

IFRS 16 Leases

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for the Company for its annual period ending March 31, 2020, with early adoption permitted.

The Company is not early adopting the new or revised IFRS standards above and is continuing to assess their impact on its financial position and financial performance.

4.	RESTRICTED SHORT-TERM INVESTMENTS

Short-term restricted investments consist of $668 in various guaranteed investment certificates that mature on dates between March 21, 2018 and September 21, 2018 with annual interest rates ranging from 0.75% to 1.6%. The investments are security for credit obligations.

5.	AMOUNTS RECEIVABLE

The Company’s amounts receivable consists of the following:

	December 31,	March 31,
	2017	2017
Accounts receivable	$3,433	$2,794
Sales tax receivable	5,325	2,769
Interest receivable	317	252

Total amounts receivable	$9,075	$5,815

6.	BIOLOGICAL ASSETS

Biological assets as at December 31, 2017 and March 31, 2017 consisted of the following:

	December 31,	March 31,
	2017	2017
Hemp	$5	$—
Seeds	649	377
Live plants	14,421	14,348

	$15,075	$14,725

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CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

The continuity of biological assets for the nine months ended December 31, 2017, and the year ended March 31, 2017, was as follows:

	December 31,	March 31,
	2017	2017
Balance, beginning of period	$14,725	$5,321
Purchases of seeds	271	70
Acquired biological assets	—	1,691
Disposed biological assets due to disposal of consolidated entity	(1,430)	—
Changes in fair value less costs to sell due to biological transformation	91,778	61,073
Transferred to inventory upon harvest	(90,269)	(53,430)

Balance, end of period	$15,075	$14,725

Live plants are harvested as agricultural produce (i.e., medical cannabis) and as at December 31, 2017, on average, were 36% complete, compared to 43% average stage of completion as at March 31, 2017.

As of December 31, 2017, it is estimated that the Company’s biological assets will yield at harvest approximately 6,444 kg compared to 5,355 kg at March 31, 2017. The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. Once biological assets are harvested, they become inventory.

7.	INVENTORY

Inventory was comprised of the following items:

	December 31,	March 31,
	2017	2017
Dry Cannabis
Finished goods	$14,695	$2,478
Work-in-process	53,328	33,418

	68,023	35,896
Cannabis Oils
Finished goods	8,187	2,085
Work-in-process	11,849	5,492

	20,036	7,577
Capsules - Finished goods	2,732	—
Seeds - Finished goods	67	74

	2,799	74
	90,858	43,547
Product for resale (vaporizers and other)	486	1,017
Supplies and consumables	1,899	1,417

	$93,243	$45,981

Inventories expensed during the three and nine months ended December 31, 2017, was $20,694 and $53,935, respectively, (three and nine months ended December 31, 2016 - $8,494 and $22,022, respectively).

Page: 12

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

8.	PREPAID EXPENSES AND OTHER ASSETS

The Company’s prepaid expenses and other assets consists of the following:

	December 31,	March 31,
	2017	2017
Prepaid inventory	$8,774	$—
Prepaid expenses	5,623	2,934
Prepaid deposits	1,707	—
Other assets	2,375	801

	$18,479	$3,735

9.	ASSETS CLASSIFIED AS HELD FOR SALE

The assets classified as held for sale represented a non-strategic facility that was sold on September 13, 2017, for $7,000 which equated to its carrying amount after adjusting for the deferred tax liability of $820. The Company has agreed to provide transitional services to the purchaser and has entered into a three-year supply agreement to provide medical cannabis and cannabis extracts to the purchaser.

10.	PROPERTY, PLANT AND EQUIPMENT

COST

	Balance at April 1, 2017	Additions	Additions from acquisitions	Disposal of consolidated entity	Transfers/ disposals		Balance at December 31, 2017
Computer equipment	$4,181	$749	$—	$(101)	$468		$5,297
Office/lab equipment	831	585	—	(16)	119		1,519
Furniture and fixtures	875	437	—	—	(6)		1,306
Production equipment	11,132	4,017	—	(2,619)	2,702		15,232
Leasehold improvements	17,155	52	—	—	2,862		20,069
Building and improvements	43,449	2,953	—	(5,066)	24,954		66,290
Greenhouse and improvements	3,528	92	—	—	—		3,620
Land and improvements	2,397	8,389	385	—	—		11,171
Warehouse equipment	—	138	—	—	—		138
Assets in process	19,302	49,566	4,281	—	(31,796)		41,353

Total	$102,850	$66,978	$4,666	$(7,802)	$(697	) $	165,995

ACCUMULATED DEPRECIATION

	Balance at April 1, 2017	Depreciation	Disposal of consolidated entity	Transfers/ disposals	Balance at December 31, 2017
Computer equipment	$889	$710	$(30)	$—	$1,569
Office/lab equipment	82	302	(5)	—	379
Furniture and fixtures	82	98	—	(1)	179
Production equipment	1,038	1,905	(588)	(90)	2,265
Leasehold improvements	1,930	1,071	—	4	3,005
Building and improvements	2,182	2,150	(217)	—	4,115
Greenhouse and improvements	358	113	—	—	471
Land and improvements	19	8	—	—	27
Warehouse equipment	—	3	—	—	3

Total	6,580	6,360	(840)	(87)	12,013

Net book value	$96,270				$153,982

During the nine months ended December 31, 2017 the assets in process additions consisted of $49,566 of which $26,394 related to the development of BC Tweed Joint Venture Inc. The remaining $23,172 was principally related to the expansion of growing operations at Tweed Farms Inc.

At December 31, 2017 the Company had made deposits on property, plant and equipment amounting to $23,160.

Page: 13

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

On September 7, 2017, the Company acquired the parcel of land including an operational greenhouse adjacent to its current greenhouse facility in Niagara-on-the Lake. The purchase price of $8,865 was partially settled through the payment on closing of $6,000 cash and the issuance of 111,366 common shares with a value of $1,003. The balance will be paid through the issuance of common shares to a value of $2,000 calculated at the 5-day volume weighted average price (“VWAP”) on the earlier of the completion of the facility’s renovation and September 7, 2018. The value to be paid has been discounted to arrive at the initial present value of the obligation of $1,862. The Company also capitalized $71 of acquisition costs. The newly acquired greenhouse is undergoing improvements and is recorded in assets in process.

11.	ACQUISITIONS AND DISPOSAL

a) Acquisitions of Consolidated Entities

The following table summarizes the balance sheet impact on the acquisition date of the Company’s business combinations that occurred in the period ended December 31, 2017:

	rTrees	Spot	Tweed JA	Odense
	(i)	(ii)	(iii)	(iv)
Cash and cash equivalents	$59	$7	$125	$—
Amounts receivable	16	14	—	—
Subscription receivable	—	—	3,669	—
Inventory	—	—	—	203
Prepaids and other assets	6	—	—	—
Property, plant and equipment	1,446	—	182	3,038
Goodwill	29,736	1,115	1,835	—
Accounts payable and accrued liabilities	(336)	(143)	(29)	—

Net assets	30,927	993	5,782	3,241
Non-controlling interests	—	—	(2,013)

Net assets acquired	$30,927	$993	$3,769	$3,241

Consideration paid in cash	$450	$—	$100	$3,241
Consideration paid in shares	6,381	993	—	—
Future cash consideration	—	—	3,669	—
Other consideration	2,382	—	—	—
Contingent consideration	21,714	—	—	—

Total consideration	$30,927	$993	$3,769	$3,241

Consideration paid in cash	$(450)	$—	$(100)	$(3,241)
Less: Cash and cash equivalents acquired	59	7	125	—

Net cash (outflow) inflow	$(391)	$7	$25	$(3,241)

Acquisition-related costs expensed	$290	$132	$24	$—

The purchase price allocation relating to these acquisitions is not finalized and the allocation of the purchase price to the various assets acquired is subject to change.

Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combinations reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(i)	Tweed Grasslands Cannabis Inc. (formerly rTrees)

On May 1, 2017, the Company purchased 100% of the issued and outstanding shares of rTrees Producers Inc. (“rTrees”), a late-stage ACMPR applicant based in Yorkton, Saskatchewan.

Page: 14

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

The consideration for the transaction included 3,494,505 common shares issued to former shareholders of rTrees, of which 2,795,604 common shares were to be held in escrow and will be either released to the former shareholders of rTrees upon the satisfaction of certain milestones, or released to the Company for cancellation. The 698,901 shares released on closing were recorded at an issue price of $9.13 per share for consideration of $6,381. The shares being held in escrow represent consideration contingent on future performance related to specific license achievements within five years of the acquisition date.

The license achievements are recorded as equity based on the estimated probability of occurring over the five years following the date of acquisition. The expected license achievements were assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $25,524 with a fair value of $21,714 at the acquisition date.

Other consideration included $1,079 of replacement options and $1,303 of replacement warrants. There was also an effective settlement of a note receivable of $450 for total consideration of $30,927.

For the three and nine months ended December 31, 2017, rTrees contributed a loss of $348 and $961, respectively.

During the first quarter of fiscal 2018, rTrees met its first licensing milestone to result in the release of 698,901 shares from escrow. A further 1,301,262 shares were released on December 29, 2017, to leave 795,441 shares in escrow at December 31, 2017. Subsequently on January 30, 2018, the remaining shares were released from escrow with all milestones having been met.

On June 30, 2017, rTrees changed its name to Tweed Grasslands Cannabis Inc.

(ii) Spot Therapeutics Inc.

On August 28, 2017, the Company purchased 100% of the issued and outstanding shares of Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick.

Under the terms of the transaction, shareholders of Spot will receive up to $2,250, less adjustments for all liabilities of Spot as of the closing date and certain payments to be made by Spot between closing and the second tranche payment. At closing, and in satisfaction of the first tranche payment, the Company issued 111,669 common shares to the shareholders of Spot which were recorded at an issue price of $8.90 per common share for consideration of $993. The second tranche payment which is estimated to be $907 will be satisfied by the issuance of additional common shares calculated using the VWAP for 20 days preceding satisfaction of tranche conditions. The payment is contingent on the performance of future services and the achievement of certain licensing and operational milestones. The second tranche payment will be treated as share-based compensation and the present value of $844 will be amortized rateably over the expected vesting period to January 31, 2019.

For the three and nine months ended December 31, 2017, Spot contributed a loss of $199.

(iii) Grow House JA Limited

On September 6, 2017, the Company subscribed for 49% of the issued and outstanding shares of Grow House JA Limited (now operating as Tweed JA), for $3,769 payable in cash. Tweed JA is a Jamaican company that had received a provisional license to cultivate and sell medical cannabis. As of December 31, 2017, $1,250 of the subscription price has been advanced and the balance of the subscription price will be advanced based on funding milestones.

Through the shareholder agreement, the Company has rights that allow it to direct the relevant activities of Tweed JA such that the company has control, and Tweed JA is consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of the identifiable net assets.

For the three and nine months ended December 31, 2017, Tweed JA contributed a loss of $173 and $205, respectively.

Page: 15

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

(iv) Spectrum Cannabis Denmark ApS and acquisition of Odense operation

On September 20, 2017, the Company formed Spectrum Cannabis Denmark ApS (“Spectrum Denmark”). Spectrum Denmark will produce, cultivate and distribute medical cannabis products in Denmark. Spectrum Denmark will also seek to establish operations in other jurisdictions in Europe where federally lawful and regulated. The Company owns 62% of the issued shares of Spectrum Denmark and Danish Cannabis ApS (“Danish Cannabis”) owns the remaining 38% of shares. The Company will fund the operation of Spectrum Denmark through a loan of up to $10,000 to be released in tranches, bearing interest at 5%.

Upon achievement of defined milestones, Danish Cannabis has a right to exchange its shares in Spectrum Denmark for a maximum of 1,906,214 common shares of the Company. On issuance, the shares are subject to either a three or six month restriction on trading. If after 4 years, the defined milestones are not met then the Company will be entitled to purchase any remaining interest of Danish Cannabis in Spectrum Denmark for up to $6,000. The shares are being provided in exchange for the services that the principals of Danish Cannabis are providing to Spectrum Denmark and are being accounted for as share-based compensation expense. The fair value on the grant date of September 20, 2017, of $18,805 was estimated by discounting the quoted price of the shares to reflect the restriction on trading using a put option pricing model. The Company is amortizing the expense over the estimated vesting period. In the three and nine months ended December 31, 2017, the Company recorded $4,508 in share-based compensation related to these shares.

On December 5, 2017, Spectrum Denmark purchased a 40,000 square meter operating greenhouse facility in Odense, Denmark (“Odense”) for cash consideration of $3,241. This transaction was accounted for as a business combination. For the three and nine months ended December 31, 2017, Odense contributed a loss of $684.

(v) Les Serres Vert Cannabis Inc.

On December 18, 2017, the Company, Canopy Rivers and Les Serres Stephane Bertrand Inc.(“Bertrand”) formed a new company, Les Serres Vert Cannabis Inc. (“Vert Mirabel”). Bertrand was a large-scale greenhouse operator in Mirabel, Quebec. The Company owns 40%, Canopy Rivers 26.7% and Bertrand owns 33.3% of the common shares of Vert Mirabel. Vert Mirabel will lease from Bertrand its 700,000-square foot greenhouse which will be retrofitted for cannabis production. Vert Mirabel has an option to acquire the property for a term of ten years from the date Vert Mirabel receives its sales and cultivation license under ACMPR. The purchase price for acquiring the property is $20 million (this price will increase by 3% per year from the License Date with a minimum purchase price of $23 million if exercised within five years of signing this agreement).

Through its direct and indirect voting rights, the Company will control Vert Mirabel. Vert Mirabel meets the definition of a business and will be accounted for as a business combination. The Company has agreed to purchase from Vert Mirabel 100% of the cannabis produced for a fixed price during an initial term of two years and thereafter, for a price computed with reference to the market price and has also guaranteed a minimum level of income for Vert Mirabel under this agreement. The offtake agreement terminates upon acquisition of the property by Vert Mirabel. Upon termination of the offtake agreement, Vert Mirabel will agree to provide the Company with a right of first offer to the cannabis produced by Vert Mirabel.

Canopy Rivers has committed to contribute up to $15,000 in cash, in exchange for Class A Preferred Shares with cumulative preferred dividends. Of this amount, $750 was advanced on closing.

The Company will issue to Bertrand $2,750 of common stock in four equal tranches upon achievement of various milestones. These payments will be accounted for as share-based compensation expense. The fair value on the grant date of December 18, 2018, of $2,599 was estimated by discounting the value of the shares. The Company is amortizing the expense over the estimated vesting period. In the three and nine months ended December 31, 2017, the Company recorded $164 in share-based compensation related to these shares.

The Company has the option to purchase from Bertrand its interest in Vert Mirabel (“call option”) and Bertrand has the option to sell its interest in Vert Mirabel to the Company (“put option”) in exchange for shares in the Company equal to the fair value of their interest in Vert Mirabel on the date of exercise. The call and put options are exercisable only on specific dates – the 5th and 10th anniversary of receiving the sales license, the 5th anniversary of the date the property is acquired and such earlier date, as the parties may mutually agree. The Company will recognize a liability equal to the present value of the put options strike price with the offsetting amount recorded in equity.

IFRS 3 requires that in a business combination achieved without the transfer of consideration, the acquirer must substitute the acquisition-date fair value of its interest in the acquiree for the acquisition-date fair value of the consideration transferred to measure goodwill or a gain on a bargain purchase. Therefore, the fair value of Vert Mirabel will need to be determined in order to impute the value of goodwill with an offsetting entry to equity.

Page: 16

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

The initial accounting for the acquisition of Vert Mirabel has only been provisionally determined at December 31, 2017. On the acquisition date, Vert Mirabel had no tangible assets or liabilities. Valuations will be completed to determine the fair value of Vert Mirabel on the acquisition date, the fair value of the put option and to complete the purchase price allocation.

For the three and nine months ended December 31, 2017, Vert Mirabel accounted for $nil, in the net income.

Acquisition related costs of $41 were recognized as an expense in the three and nine months ended December 31, 2017.

b) Disposal of Consolidated Entity

Agripharm Corp.

Agripharm Corp. (“Agripharm’) holds the lease and a Health Canada license for a facility at Creemore, Ontario. Prior to December 1, 2017, Agripharm was a wholly-owned subsidiary of the Company. On December 1, 2017, the Company’s interest in Agripharm was diluted from 100% to 40% under an arrangement whereby Green House Holdings North America Inc. and National Concessions Group Inc. granted exclusive royalty-free licenses in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property to Agripharm in exchange for shares of Agripharm. At the same time, Agripharm entered into an agreement to sublicense these licenses to the Company, as permitted under the arrangement.

Following this transaction, the Company no longer controls Agripharm and the Company derecognized the assets and liabilities of Agripharm from its interim consolidated financial statements at their carrying amounts. Goodwill of $2,259 was allocated to Agripharm on the basis of the relative values of Agripharm on the date control was lost and the Company as a whole. The derecognized assets and liabilities on November 30, 2017, were as follows:

Cash and cash equivalents	$(17)
Amounts receivable	158
Inventory	21
Biological assets	1,430
Prepaids and other assets	451
Property, plant and equipment	6,962
Intangible assets	26,282
Goodwill	2,259
Accounts payable and accrued liabilities	(1,194)
Capital lease obligations	(1,073)
Deferred tax liability	(5,699)

Net assets disposed	$29,580

Fair value of retained interest	38,400

Gain on disposal of consolidated entity	$8,820

The gain calculated on the derecognition of Agripharm’s assets and liabilities is the difference between the carrying amounts of the derecognized assets and liabilities of Agripharm and the fair value of consideration received, being the fair value of the Company’s retained interest in Agripharm. The fair value of this interest was estimated to be $38,400 which was determined using a discounted cash flow approach. The most significant inputs to the fair value measurement are the discount rate, expectations about future prices and capacity of the facility.

Through its ownership and other rights, the Company continues to have significant influence over Agripharm and will account for its retained interest in Agripharm using the equity method of accounting. The investment will initially be recognized at its fair value and adjusted thereafter to recognise the Company’s share of net income or loss and other comprehensive income. The accounting has only been provisionally determined at the end of the reporting period. The Company will record its share of net income or loss one quarter in arrears with adjustments for any significant transactions. Legal costs of $138 have been included in the carrying value of the investment.

The Company also entered into an agreement with Agripharm whereby Agripharm has committed to sell up to 100% of the output produced by Agripharm to the Company, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical brick-and-mortar retail locations, if permitted by applicable law. The price to be paid is cost plus a percentage of profit margin.

Page: 17

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

Contemporaneously with entering into the above agreement, Canopy Rivers committed to advance up to $20,000 to Agripharm under a repayable debenture and royalty agreement. Under the repayable debenture and royalty agreement, Canopy Rivers will receive a royalty for a term of 20 years. The repayable debenture and royalty is being accounted for as one instrument and is classified as loans and receivables and is being measured at amortized cost. To date, $3,000 has been advanced under the royalty agreement and nil advanced under the repayable debenture.

As part of the consideration for entering into the repayable debenture and royalty agreement, Canopy Rivers also received a warrant to acquire 4% of Agripharm for $5,000. The warrant expires the later of November 16, 2020, or two years after Agripharm becomes a public company. The warrant represents a derivative financial instrument that is initially measured at fair value and subsequently measured to its fair value at the end of each reporting period, with changes in fair value recorded through profit and loss. The fair value of the warrant was estimated as $969 using a Black-Scholes model. The fair value of the warrant was recorded as a reduction to the $3,000 receivable under the royalty agreement which resulted in the residual amount of $2,031 being allocated to the royalty receivable. Estimated future cash flows to be received under the repayable debenture and royalty agreement will be discounted back to the amounts advanced to Agripharm by Canopy Rivers, net of the warrant received, at the effective interest rate. Amounts received by Agripharm will be allocated to reduce the principal amount owing and interest payments based on the effective interest rate. Estimated future cash flows will be updated at each reporting date based on the most recent information available.

12.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the period ended December 31, 2017 is as follows:

COST

	Balance at April 1, 2017	Additions/ amortization	Disposal of consolidated entity	Disposals/ adjustments	Exchange differences	Balance at December 31, 2017
Health Canada licenses	$92,200	$—	$(27,600)	$—	$—	$64,600
Distribution channel	38,900	—	—	—	—	38,900
Product rights	28,000	—	—	—	—	28,000
Brand	3,410	—	—	—	—	3,410
Import license	795	—	—	—	46	841
Software	1,197	76	—	11	(2)	1,282
Domain name	54	—	—	—	—	54
Intangibles in process	92	957	—	(29)	—	1,020

Total	$164,648	$1,033	$(27,600)	$(18)	$44	$138,107

ACCUMULATED AMORTIZATION
Health Canada licenses	$985	$2,483	$(1,318)	$—	$(4)	$2,146
Distribution channel	1,000	6,132	—	—	—	7,132
Import license	57	155	—	—	7	219
Software	305	391	—	—	1	697
Domain name	38	14	—	—	—	52

Total	2,385	9,175	(1,318)	—	4	10,246

Net book value	$162,263					$127,861

Page: 18

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

A continuity of the goodwill for the period ended December 31, 2017 is as follows:

	Balance at April 1, 2017	Additions from acquisitions	Disposal of consolidated entity	Exchange differences	Balance at December 31, 2017
Spectrum Health	$207,081	$—	$—	$—	$207,081
Tweed Grasslands	—	29,736	—	—	29,736
Bedrocan Canada	18,606	—	—	—	18,606
Spektrum Cannabis GmbH	9,400	—	—	548	9,948
Hemp.CA	2,287	—	—	—	2,287
MedCann Access	2,260	—	—	—	2,260
Agripharm	—	—	(2,259)	—	(2,259)
Tweed JA	—	1,835	—	—	1,835
Vert	1,737	—	—	—	1,737
Spot	—	1,115	—	—	1,115

Total	$241,371	$32,686	$(2,259)	$548	$272,346

13.	Formation of Canopy Rivers

On May 12, 2017, the Company advanced $20,000 in the form of a convertible debenture to a newly formed subsidiary company, Canopy Rivers. Other investors advanced $953 of seed capital to purchase Class B common shares, including $503 that was advanced by certain employees of the Company and another individual, where the Company provided a share purchase loan which was used to pay for the Class B common shares.

On June 16, 2017, Canopy Rivers completed a Class B common share offering for aggregate gross proceeds of $36,230 at which time the convertible debenture including interest of $57 was converted into Class A common shares of Canopy Rivers. Through these Class A common shares, the Company’s ownership interest in Canopy Rivers was 34.1%, and represented 91.2% of the voting rights. The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements. The difference between the consideration paid by investors to acquire the non-controlling interests and the net assets acquired of $120 has been recorded as equity attributable to the parent.

Under the share purchase loan, the Company’s recourse is limited to the shares purchased by the employees and the individual. Accordingly, it is accounted for as a grant of options to acquire 8.7% of Canopy Rivers at $0.05 per Class B common share. The shares treated as options will be considered exercised on the repayment of the loan. The shares purchased by employees have been placed in trust and vest in 3 equal tranches over 3 years if the employees remain as employees of the Company and the individual remains as a consultant and the loan is repaid. In certain cases, there are also additional performance targets. The shares were measured at fair value on May 12, 2017 using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. Where there are performance conditions in addition to service requirements, the Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period. For the three and nine months ended December 31, 2017, the Company recorded $827 and $2,100, respectively, in share-based compensation expense related to this arrangement with a corresponding increase to non-controlling interests.

On December 4, 2017 Canopy Rivers granted 2,575,000 options to purchase Class B common shares to employees of the Company and 2,440,000 options to purchase Class B common shares to consultants of the Company. The options have an exercise price of $0.60 per Class B common shares and are exercisable in increments, with one third being exercisable on each of the first, second and third anniversaries from the date of grant. The expiry date of the options is November 30, 2022. The options were measured at fair value at the date of issuance using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. For the quarter ended December 31, 2017, the Company recorded $273 in share-based compensation expense related to this arrangement with a corresponding increase to non-controlling interests.

Page: 19

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

14.	JOINT OPERATION

On October 10, 2017, the Company entered into a definitive joint venture agreement with a large-scale greenhouse operator (the “Partner”) to form a new company, BC Tweed Joint Venture Inc. (“BC Tweed”). BC Tweed is 66.67% owned by the Company and 33.33% owned by the Partner. As part of the transaction, BC Tweed agreed to lease from the Partner a 1.3 million square feet greenhouse facility located on a 55-acre parcel of land in British Columbia (“BC lease 1”) and received an option to lease and develop a second greenhouse of 1.7 million square feet (“BC lease 2”). In December 2017, BC Tweed exercised the option to lease BC lease 2. BC Tweed intends to retrofit the facilities for cannabis production and obtain the necessary sales and cultivation licenses under ACMPR.

To fund the development of BC Tweed, the Company will contribute, in multiple tranches, an aggregate of $20,000 in cash, of which approximately $1,000 was advanced at closing in exchange for Class A preferred shares with cumulative preferred dividends with a dividend rate of 20%. To the extent that BC Tweed requires funding beyond the initial $20,000 in cash, the Company has committed to provide additional funding in the form of preferred shares with prime rate plus 3% cumulative preferred dividends that will rank in seniority to the Class A preferred shares. The Company is obligated to purchase from BC Tweed 100% of the cannabis produced for a fixed price per gram for the first two years of the agreement and thereafter at a price that is computed with reference to the market price and has also guaranteed a minimum level of income for BC Tweed under this agreement. At December 31, 2017, the Company has advanced $29,585 to BC Tweed. BC Tweed meets the definition of a business and will be accounted for as a business combination. Since the decisions over relevant activities are jointly determined, the Company and the Partner have joint control over BC Tweed. The arrangement will be accounted for as a joint operation given that the Company has rights to substantially all the economic benefits of the arrangement, through its obligation to purchase all of the output of BC Tweed, and also has an obligation for the liabilities of the arrangement. The Company will recognize its share of assets and liabilities of BC Tweed in its consolidated financial statements on the basis of the Company’s proportionate share of BC Tweed’s output being 100%. The difference between the equity contributed and the share of net assets will be recorded in other equity.

The Company will upon various milestones being achieved issue 310,316 common shares over two tranches and a further $2,750 of common shares of the Company in two additional tranches. These payments will be accounted for as share-based compensation expense. The grant date fair value of the share-based compensation was $6,731. The Company is amortizing the expense over the estimated vesting period. In the three and nine months ended December 31, 2017, the Company recorded $2,732 in share-based compensation related to these shares.

As part of the transaction, BC Tweed entered into call/put option agreements with the Partner to acquire all of the limited partnership units of the limited partnerships which hold the greenhouses and related property. BC Tweed has the right to exercise the call options for a term of seven years from the respective license dates of the facilities. The put option can only be exercised if BC Tweed exercises the call option (and gives the Partner the ability to receive the option price in Class B preferred shares of BC Tweed as opposed to cash). The purchase price for acquiring the limited partnership units of the entity which owns the BC lease 1 property is $28,000 less any and all liabilities of the limited partnership (this price will increase by 3% per year from the license date with further increases of 8% per year starting after the fifth anniversary from the license date until the end of the call/put option period, as applicable). The purchase price for acquiring the limited partnership units of the entity which owns the BC lease 2 property is $45,000 less any and all liabilities of the limited partnership (this price will increase by 3% per year from the license date with further increases of 8% per year starting after the fifth anniversary from the license date until the end of the call/put option period, as applicable). Since these options represent options to acquire the limited partnership units, the options will be accounted for as derivative financial instruments which will be recognized initially and subsequently at fair value through profit and loss. At December 31, 2017, the fair value of these options is $nil as the exercise price of the option approximates the fair value of the limited partnership units

The Partner has the option to sell its interest in BC Tweed, in whole or in part, to the Company (“BC Tweed put option”) in exchange for shares in the Company equal to the fair value of their interest in BC Tweed on that date. The put option is exercisable only on specific dates following the license date – the 4th anniversary of the sales license date, then at the 6th, 8th, 10th and 12th anniversaries. The Company will recognize a liability equal to the present value of the put options strike price with the offsetting amount recorded in equity.

BC Tweed also entered into a management services agreement with the Partner.

IFRS 3 requires that in a business combination achieved without the transfer of consideration, the acquirer must substitute the acquisition-date fair value of its interest in the acquiree for the acquisition-date fair value of the consideration transferred to measure goodwill or a gain on a bargain purchase. Therefore, the fair value of BC Tweed will be determined in order to impute the value of goodwill with an offsetting entry to equity.

Page: 20

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

The initial accounting for the acquisition of BC Tweed has only been provisionally determined at the end of the reporting period. On the acquisition date, the BC Tweed had no tangible assets or liabilities. Valuations will be completed to determine the fair value of BC Tweed on the acquisition date, the fair value of the BC Tweed put option and to complete the purchase price allocation.

For the three and nine months ended December 31, 2017 BC Tweed contributed a loss of $1,265.

Acquisition related costs of $585 were recognized as an expense in the three and nine months ended December 31, 2017.

15.	NON-CONTROLLING INTERESTS

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at December 31, 2017	Canopy Rivers	Tweed JA	Vert Mirabel
Cash and cash equivalents	$24,161	$407	$750
Amounts receivable	490	—	—
Subscription receivable	—	2,519	—
Investments in associates (Note 16)	14,448	—	—
Other financial assets (Note 16)	29,793	—	—
Property, plant and equipment	2,610	1,034	—
Long-term assets	40	—	—
Goodwill	—	1,835	—
Accounts payable and accrued liabilities	(143)	(356)	—
Long-term liabilities	—	—	(750)
Deferred tax liability	(1,767)	—	—
Non-controlling interests	(46,694)	(1,840)	—

Equity attributable to Canopy Growth	$22,938	$3,599	$—

The net change in the non-controlling interests is as follows:

	Canopy Rivers	Tweed JA	Vert Mirabel	Other non- material interests[1]	Total
As at March 31, 2016	$—	$—	$—	$—	$—

Net(loss)/income	—	—	—	(51)	(51)
Acquisitions	—	—	—	19	19

As at March 31, 2017	—	—	—	(32)	(32)

Net (loss)/income	9,328	(173)	—	(118)	9,037
Share-based compensation	2,373	—	—	—	2,373
Acquisitions	34,993	2,013	—	—	37,006

As at December 31, 2017	$46,694	$1,840	$—	$(150)	$48,384

1	Includes the non-controlling interests in Groupe H.E.M.P. CA and Spectrum Chile S.A.

Page: 21

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

16. INVESTMENTS IN ASSOCIATES AND OTHER FINANCIAL ASSETS

The following table outlines changes in the investments in associates that are accounted for using the equity method:

Entity	Instrument	Note	Balance at March 31, 2017	Additions	Share of net (loss)/ income [1]	Balance at December 31, 2017
Agripharm	shares	11 b)	$—	$38,539	$—	$38,539
TerrAscend	shares	16 (b)	—	19,026	—	19,026
Radicle	convertible debenture	16 (c)	—	5,000	(63)	4,937
CHI	shares	16 (e)	—	4,000	(107)	3,893
Bedrocan Brasil	shares	16 (h)	—	—	—	—
Entourage	shares	16 (h)	—	—	—	—

			$—	$66,565	$(170)	$66,395

[1]	In cases where the Company does not have the same reporting date as its associates, the Company will record its share of net(loss)/income of investments in associates one quarter in arrears, with adjustments for any significant transactions.

The following table outlines changes in other financial assets:

Entity	Instrument	Note		Accounting method	Balance at March 31, 2017	Additions	FVTOCI[2]	FVTPL	Balance at December 31, 2017
TerrAscend	warrants	16	(b)	FVTPL	$—	$5,492	$—	$33,143	$38,635
AusCann	shares	16	(a)	FVOCI	18,328	1,214	651	—	20,193
AusCann	options	16	(a)	FVTPL	5,702	—	—	(991)	4,711
JWC	shares	16	(d)	cost	—	3,975	—	—	3,975
JWC	repayable debenture	16	(d)	amortized cost	—	2,500	—	—	2,500
Agripharm	royalty interest	11 b	)	amortized cost	—	2,031	—	—	2,031
Agripharm	warrants	11 b	)	FVTPL	—	969	—	—	969
Vapium	shares	16	(f)	cost	—	1,210	—	—	1,210
Radicle	repayable debenture	16	(c)	amortized cost	—	1,000	—	—	1,000
HydRx	shares	16	(g)	cost	—	—	—	—	—

					$ 24,030	$18,391	$651	$32,152	$75,224

[2]	Changes in fair value through other comprehensive income (“FVTOCI”)

(a)	AusCann Group Holdings Ltd. (“AusCann”), operates in Australia’s medical cannabis industry and is listed on the Australian Stock Exchange. The Company holds 29,865,000 ordinary shares of AusCann, which represents 11% of the issued and outstanding shares at December 31, 2017, and 7,677,639 options. Of the currently held shares, 23,032,917 have been placed in escrow until February 3, 2019. The options are exercisable at AUD$ 0.20 and expire on January 19, 2020. Any shares received on exercise of the options will also be held in escrow until February 3, 2019.

(b)	TerrAscend Corp. (“TerrAscend”) is a publicly traded licensed producer under ACMPR. On November 15, 2017, the Company subscribed for 9,545,456 units of TerrAscend directly, and 9,545,456 units indirectly through its subsidiary Canopy Rivers, for $1.10 per unit. Each unit included one common share of TerrAscend and one common share purchase warrant. The warrants are exercisable until November 15, 2020 at $1.10 per common share. The Company has allocated the purchase price to the shares and warrants based on their relative fair values,$15,508 and $5,492 respectively. On November 27, 2017, the Company acquired an additional 1,740,000 common shares of TerrAscend directly and 1,740,000 shares indirectly through its subsidiary Canopy Rivers under a block trade at a price of $1.00 per share.

Following these transactions, the Company directly and indirectly owns 24% of the issued and outstanding shares of TerrAscend and the Company has concluded it has significant influence over TerrAscend and will account for its investment in these common shares using the equity method. The warrants represent a derivative financial instrument that is initially measured at fair value and subsequently remeasured to its fair value at the end of each reporting period with changes in fair value through profit and loss. Costs of $37 have been capitalized to the cost of the investment.

TerrAscend has agreed to sell the Company approximately 25% of its current production for a term of 2 years upon receiving its license to sell cannabis, renewal annually for an additional one-year term.

Page: 22

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

(c)	Radicle Medical Marijuana Inc. (“Radicle”) is an ACMPR applicant. Canopy Rivers has entered into funding arrangements with Radicle and its affiliates whereby they have committed to invest $5,000 in the form of a convertible debenture and $5,000 in a repayable debenture and has also entered into a royalty agreement with Radicle. The debentures bear interest at 5%, payable quarterly in cash, and are due at the earlier of 24 months or the date Radicle receives a sales license and are secured against all of its assets. Assuming Radicle receives a sales license before maturity, the convertible debenture automatically converts into common shares and the repayable debenture will convert into the royalty interest. Under the royalty agreement, Canopy Rivers will receive a royalty for a term of 20 years. To date $5,000 has been advanced under the convertible debenture and $1,000 has been advanced under the repayable debenture.

The investment in the convertible debenture has been determined to be substantively an equity investment. This investment is convertible into 23.8% of the common shares and this interest, together with other rights provided under the agreements, give Canopy Rivers significant influence over the investee and Canopy Rivers is accounting for the investment using the equity method. The repayable debenture and royalty agreement is being accounted for as one instrument and is classified as loans and receivables and being measured at amortized cost. The carrying value approximates its fair value.

Canopy Growth also entered into an agreement with Radicle whereby they have committed to sell a specified portion of their output to Canopy Growth.

(d)	James E. Wagner Cultivation Ltd. (“JWC”) is an ACMPR applicant. During the quarter ended September 30, 2017, Canopy Rivers acquired 37,000 common shares and 5,000 warrants for $3,975, advanced $2,500 under a repayable debenture and also entered into a royalty agreement with the applicant. The repayable debenture bears interest at 8%, payable quarterly in cash, and is due at the earlier of 18 months or the date the applicant receives a sales license and is secured by the assets of the applicant. Assuming the applicant receives a sales license before maturity, the repayable debenture will convert into a royalty interest. Under the royalty agreement Canopy Rivers will receive a royalty for a term of 20 years.

The common shares represent an 14.7% ownership interest in JWC. JWC is a private company and the fair value of the instrument is not reliably determinable such that the investment is being carried at cost. The repayable debenture and royalty agreement is being accounted for as one instrument and is classified as loans and receivables and being measured at amortized cost. The carrying value approximates its fair value.

Canopy Growth also entered into agreements with JWC whereby they have committed to sell a specified portion of their output to Canopy Growth.

(e)	Canopy Health Innovations (“CHI”) was formed in December 2016 to act as a cannabis research incubator. On December 21, 2016, CHI closed an initial round of financing for gross proceeds of approximately $7,000. Following this investment, the Company had a 46.15% ownership interest in CHI. During the quarter ended September 30, 2017, CHI closed a second round of financing for $8,842 which included $4,000 invested by the Company. The Company’s ownership interest is currently 43.9%.

(f)	Vapium Incorporated (“Vapium”) is a company that designs and engineers portable vaporizer devices. On September 29, 2017, the company acquired a 9.93% ownership interest for a cash investment of $960. On November 27, 2017, the Company exercised an option to acquire additional shares for $250 and increased its ownership to 12.24%. Vapium is a private company and the fair value of the instrument is not reliably determinable such that the investment is being carried at cost.

(g)	HydRx Farms Ltd. (“HydRx”), operates as Scientus Pharma Inc. The Company has a 9.8% ownership interest in the HydRx. HydRx is a private company and the fair value is not reliably determinable and the investment is being carried at a cost of nil.

(h)	Bedrocan Brasil S.A. (“Bedrocan Brasil”) was formed in September 2016 to facilitate the importation of Bedrocan International’s proprietary standardized cannabis varieties and the Company’s know-how into the Brazilian market. At the same time, the Company partnered with Entourage Phytolab S.A. (“Entourage”) to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets. The Company currently holds a 39.387% interest in Bedrocan Brasil and 38.462% interest in Entourage.

Page: 23

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

17. LONG-TERM DEBT

		December 31,	March 31,
	Maturity Date	2017	2017
Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.9%	August 1, 2021	$2,888	$3,210
Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 5.3%	December 1, 2019	1,155	1,345
Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.8%	December 1, 2020	2,747	2,994
Term loan at 10% interest with monthly repayment	October 1, 2024	1,606	1,724
Finance lease obligations with interest rates between 5.9%-17.1%, and terms between 2-5 years, liens against the related leased equipment		397	1,057

		8,793	10,330
Less: current portion		(1,499)	(1,691)

Long-term portion		$7,294	$8,639

The mortgages payable are with Farm Credit Canada, a Canadian Crown Corporation. The Company’s revolving lines of credit for up to $5,500 are also with Farm Credit Canada and were undrawn as at December 31, 2017 and March 31, 2017.

18.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non-cash changes
	April 1, 2017	Cash flows	Acquisition/Disposal	New leases	December 31, 2017
Long-term borrowings	$9,273	$(877)	$—	$—	$8,396
Finance lease obligations	1,057	(264)	(396)	—	397

Long-term debt	$10,330	$(1,141)	$(396)	$—	$8,793

			Non-cash changes
	April 1, 2016	Cash flows	Acquisition/Disposal	New leases	December 31, 2016
Long-term borrowings	$3,457	$(422)	$—	$3,500	$6,535
Finance lease obligations	565	(190)	—	260	635

Long-term debt	$4,022	$(612)	$—	$3,760	$7,170

19. SHARE CAPITAL

(a) Authorized

The Company is authorized to issue an unlimited number of common shares.

Acquisitions

On April 1, 2017, the Company released 144,378 of the 288,756 common shares held in escrow in relation to the MedCann Access purchase as certain milestones of the acquisition had been met. On October 1, 2017, 96,300 of the remaining escrowed shares were released and 48,078 escrowed shares were cancelled.

On April 1, 2017, the Company released the remaining 129,016 common shares held in escrow in relation to the Hemp.CA purchase.

Page: 24

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

On May 1, 2017, 3,494,505 common shares were issued for the purchase of all the outstanding shares of rTrees (see Note 11). Of the 3,494,505 shares, 698,901 shares were released on closing, 698,901 were released during the first quarter of fiscal 2018, 1,301,262 were released on December 29, 2017 and 795,421 were released on January 30, 2018.

On August 28, 2017, the Company completed its acquisition of Spot and issued 111,669 common shares to the shareholders of Spot.

On November 23, 2017 the Company released 367,981 common shares held in escrow in relation to the Spektrum Cannabis GmBH purchase.

Equity Raises

On July 21, 2017, the Company completed a private placement financing of 3,105,590 common shares for aggregate gross proceeds of $25,000. The offering price was $8.05 per share. The transaction was unbrokered, however, transaction costs related to legal fees of $98 were incurred as part of the common share issuance.

On November 2, 2017, Greenstar Canada Investment Limited Partnership, which is an affiliate of Constellation Brands, Inc., (“Constellation”) acquired 18,876,901 common shares from treasury and 18,876,901 warrants in exchange for $244,990. The common shares have a hold period of four months and one day from the closing date. The warrants, each exercisable at $12.9783 per warrant for a common share expire May 2, 2020 and are exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018, and the second exercisable tranche date being February 1, 2019, provided at the time of exercising the warrants, the Company still owns the 18,876,901 common shares.

The proceeds of the common share issuance were allocated to the common shares and warrants based on their relative fair values in the amount of $174,472 and $70,518, respectively. The fair value of the common shares was determined using the closing price on the day the share subscription closed, and the fair value of the warrants was determined using a Black-Scholes model. Share issuance costs of $633 were allocated to the common shares and $243 to the warrants.

Other

On April 3, 2017, July 4, 2017 and October 2, 2017, 21,959 common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg. The remaining 47,056 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

On September 7, 2017 the Company issued 111,366 common shares with a value of $1,003 to acquire the parcel of land adjacent to its current facility in Niagara-on-the Lake including an operational greenhouse.

During the nine months ended December 31, 2017, 183,816 warrants were exercised at a weighted average price of $3.70 and 2,879,160 employee stock option plan (“ESOP”) options were exercised ranging in price from $0.43 to $11.40 for gross proceeds of $7,545.

(b) Omnibus plan

On September 15, 2017, shareholders approved an Omnibus Incentive Plan (“Omnibus Plan”) pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock based awards (collectively, the “Awards”), under the Omnibus Plan.    In addition, shareholders also approved the 2017 Employee Stock Purchase Plan of the Company (the “Purchase Plan”).

Under the Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

Under the Omnibus Plan, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company (being the existing ESOP and the Purchase Plan). The maximum number of common shares reserved for Awards is 19,215,946 at December 31, 2017. As of December 31, 2017, the only Awards issued have been options under the ESOP, and no shares have been issued under the Purchase Plan as it has not yet been implemented.

Page: 25

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

The ESOP is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and has expiry dates set at six years from issuance. The Board of Directors has the discretion to amend general vesting provisions and the term of any award, subject to limits contained in the Plan.

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Average exercise price
Balance outstanding at March 31, 2017	10,044,112	$3.97
Options granted	5,355,350	8.21
Replacement options issued as a result of the rTrees acquisition	219,433	3.18
Options exercised	(728,776)	2.16
Options forfeited/cancelled	(483,275)	4.88

Balance outstanding at June 30, 2017	14,406,844	$5.61

Options granted	1,746,387	9.26
Options exercised	(667,603)	2.88
Options forfeited/cancelled	(712,974)	5.55

Balance outstanding at September 30, 2017	14,772,654	$6.17

Options granted	1,552,500	18.40
Options exercised	(1,482,781)	2.77
Options forfeited/cancelled	(491,918)	14.62

Balance outstanding at December 31, 2017	14,350,455	$7.57

The Company recorded $7,864 and $15,349 for the three and nine months ended December 31, 2017, respectively (for the three and nine months ended December 31, 2016—$1,351 and $2,836, respectively) in share-based compensation expense related to options. The fiscal 2017 compensation expense includes an amount related to 345,000 options being provided in exchange for services which are subject to performance conditions.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the quarters ended December 31, 2017 and 2016 by applying the following assumptions:

	December 31,	December 31,
	2017	2016
Risk-free interest rate	1.61%	0.55% - 0.88%
Expected life of options (years)	3 - 5	3 - 5
Expected annualized volatility	64%	62%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$9.05	$1.07 - $6.09

Volatility prior to the fourth quarter of fiscal 2017 was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history. Subsequently the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

The Company recorded $1,101 and $2,373 for the three and nine months ended December 31, 2017, respectively (for the three and nine months ended December 31, 2016—$nil and $nil) in share-based compensation expense related to the issuance of shares and options in Canopy Rivers to employees and consultants (see Note 13).

Page: 26

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

(c) Share-based compensation expense related to acquisition milestones

Share-based compensation expense related to acquisition milestones is comprised of:

		Three months ended		Nine months ended
	Notes	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Apollo/Bodystream	i	$1,044	$—	$3,132	$—
Spektrum Cannabis
GmBH	ii	87	—	259	—
Spot	11 a) (ii)	149	—	204	—
Spectrum Denmark	11 a) (iv)	4,738	—	4,737	—
BC Tweed	14	2,732	—	2,732	—
Vert Mirabel	11 a) (v)	164	—	164	—

		$8,914	$—	$11,228	$—

(i)	The obligation for share-based compensation owing to former shareholders of Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) was assumed by the Company in fiscal 2017 on the acquisition of Mettrum Health Corp. and its subsidiaries (“Mettrum”). The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively. The Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period based on the fair value of the shares on the acquisition date.

(ii)	The share-based compensation expense is related to a bonus that will be paid to a former shareholder of Spektrum Cannabis GmbH within two years of the acquisition date if certain performance targets are met and the shareholder remains as an employee.

(d) Other share-based payments

The Company recorded an expense of $839 and $1,016 for the three and nine months ended December 31, 2017, respectively, in share-based compensation expense (for the three and nine months ended December 31, 2016—$618 and $1,003, respectively) related to shares provided in exchange for sales and marketing services. The Company has determined that the sales and marketing services received are best measured by reference to the fair value of the equity granted as the services are rendered. This expense is recorded in sales and marketing expenses.

The Company recorded an expense of $nil and a gain of $14 for the three and nine months ended December 31, 2017, respectively (for the three and nine months ended December 31, 2016—$71 and $326, respectively) in share-based compensation for escrowed shares issued on the acquisition of MedCann Access that were related to employment. These shares were measured at fair value at the date of grant and expensed over their vesting period.

On October 20, 2017, the Company also agreed to issue 79,717 common shares in payment of royalties. The Company will record the expense over the subsequent year. The Company recorded an expense of $298 in cost of sales for the three and nine months ended December 31, 2017, related to this arrangement.

20.	EARNINGS PER SHARE

Net income per share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per share was calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding adjusted for the dilutive effect of the conversion of options and warrants using the treasury stock method.

21.	RELATED PARTIES

The Company leases premises for the two facilities in Toronto and a facility in Edmonton from a company controlled by a director of the Company. The Toronto facility leases expire on October 14, 2018 (with 3 separate options to renew for an additional period of 5 years) and August 31, 2024, respectively. The Edmonton facility lease expires July 31, 2037 and contains a provision which would allow the Company to acquire the leased

Page: 27

CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

premises at the end of each 5 year period. Included in the expenses for the three and nine months ended December 31, 2017 for rent and operating costs was $1,301 and $1,673, respectively (for the three and nine months ended December 31, 2016—$197 and $587, respectively). The Company had $244 owing in respect of these leases in accounts payable and accrued liabilities at December 31, 2017 (March 31, 2017—$nil).

The Company leases premises for the Mettrum Hempworks Inc. (“Hempworks”) production facility located in Barrie, Ontario from the former founder and shareholder of Hempworks and former officer of Mettrum, currently an employee and shareholder of the Company. The lease has a term of five years with an expiration date of March 31, 2020, together with one extension term of five years. Included in expenses for the three and nine months ended December 31, 2017, for rent and operating costs was $35 and $90, respectively. At December 31, 2017, the Company had $nil owing related to rent and operating costs associated with these leased premises (March 31, 2017—$8).

Pursuant to the share purchase agreement with Hemp.CA, the Company entered into a lease for the Vert and Hemp.CA properties, of which a shareholder of the Company is also the landlord. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the three and nine months ended December 31, 2017, the expense incurred under this lease, including base rent and operating costs, was $14 and $39, respectively. At December 31, 2017, the Company had $2 owing related to rent and operating costs associated with these leased premises (March 31, 2017—$nil).

On January 13, 2017, the Company acquired the entire building and land, known as 1 Hershey Drive, Smiths Falls, Ontario, from Tweed Hershey which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of Tweed Hershey). The Company had previously been leasing a portion of this facility from Tweed Hershey. For the three and nine months ended December 31, 2016, the expense incurred under this lease was $682 and $1,972, respectively.

The CEO is providing consulting services to the Company at $55 per quarter and is eligible for up to an annual $300 bonus, representing his sole cash compensation. For the three and nine months ended December 31, 2017, consulting services expenses totaled $136 and $396, respectively (for the three and nine months ended December 31, 2016—$100 and $300, respectively). The Company had $305 owing in accounts payable and accrued liabilities to the CEO at December 31, 2017 (March 31, 2017—$255).

The Company currently has a loan payable to a director of the Company. Included in interest expense for the three and nine months ended December 31, 2017 was an amount of $44 and $130, respectively (for the three and nine months ended December 31, 2016—$42 and $134, respectively). At December 31, 2017, the loan balance was $1,606 (March 31, 2017—$1,724) (see Note 17).

During the three and nine months ended December 31, 2017, $112 and $464, respectively was expensed for directors’ fees (for the three and nine months ended December 31, 2016—$54 and $166, respectively). The Company had $nil owing in accounts payable and accrued liabilities to directors at December 31, 2017 (March 31, 2017—$nil).

The Company has loans receivable from four officers and two directors in connection with the share purchase loan described in Note 13. At December 31, 2017, the loans receivable was $308 (March 31, 2017—$nil).

These transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties.

22.	COMMITMENTS AND CONTINGENCIES

(a)	The Company leases production and retail space under operating leases which range in expiration from October 14, 2018 to July 31, 2037 and also has royalty, equipment and other commitments with varying terms. All production and retail space operating leases have optional renewal terms that the Company may exercise at its option.

(b)	In March 2015, a claim was commenced against the Company by a former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the interim consolidated financial statements since the amount cannot be reliably measured at this point.

(c)	Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products.

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CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the interim consolidated financial statements since the amount cannot be reliably measured at this point.

On July 14, 2017, Bedrocan Canada Inc., a wholly-owned subsidiary of the Company, commenced arbitration proceedings against Bedrocan International BV seeking performance of Bedrocan International BV’s contractual obligations under the licensing and distribution agreement between the parties. Management believes the impact of the arbitration proceedings on the Company and its customers to be negligible.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

The changes in non-cash working capital items are as follows:

	December 31, 2017 (9 months)	December 31, 2016 (9 months)
Amounts receivable	$(3,388)	$(971)
Prepaid expenses and other assets	(15,200)	(939)
Biological assets and inventory	(13,486)	(7,623)
Accounts payable and accrued liabilities	9,331	4,561
Deferred revenue	137	(312)
Other liabilities	(80)	(27)

Total	$(22,686)	$(5,311)

Non-cash transactions

Excluded from the December 31, 2017 condensed interim consolidated statements of cash flows was a total of $9,056 in accounts payable and accrued liabilities relating to property, plant and equipment and assets in process purchases. Included for the December 31, 2017 condensed interim consolidated statements of cash flows is a total of $2,491 in accounts payable and accrued liabilities as follows: $2,338 of property, plant and equipment and assets in process purchases and $153 of share issue costs.

Excluded from the December 31, 2016 condensed interim consolidated statements of cash flows is a total of $2,491 in accounts payable and accrued liabilities as follows: $2,338 of property, plant and equipment and assets in process purchases and $153 of share issue costs. Included for the December 31, 2016 condensed interim consolidated statements of cash flows is a total of $946 in accounts payable and accrued liabilities as follows: $877 of property, plant and equipment and assets in process purchases and $69 of share issue costs.

Cash and cash equivalents consist of the following:

	December 31, 2017	March 31, 2017
Cash	$229,492	$16,700
Short-term guaranteed investment certificates	8,216	85,100

Total cash and cash equivalents	$237,708	$101,800

Cash and cash equivalents include $24,161 held by Canopy Rivers for investing in the cannabis industry.

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CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

24.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 — valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 — valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers of amounts between levels during the nine months ended December 31, 2017.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents are classified as Level 1 financial instruments. The restricted short-term investments and debt are classified as Level 2 financial instruments.

The TerrAscend warrants and the AusCann ordinary shares and options are also classified as Level 2 financial instruments. The ordinary shares of AusCann were valued by discounting the quoted price of the shares to reflect the restriction on trading using a put-option pricing model. The options and warrants were valued using a Black-Scholes option pricing model.

The Company’s liability for the MedCann Access related contingent consideration was measured at fair value based on unobservable inputs and was considered a level 3 financial instrument. The Company recognized $nil and $1,193 for the nine months ended December 31, 2017 and 2016, respectively, in the increase in fair value of acquisition consideration related liabilities.

The Company’s other financial instruments, including amounts receivable, accounts payable and accrued liabilities, and other liabilities are carried at cost which approximates fair value due to the relatively short maturity of those instruments.

25.	SEGMENTED INFORMATION

The Company continues to operate in one segment, the production and sale of legal cannabis.

In the nine months ended December 31, 2017, the Company has invested outside of Canada in other jurisdictions where the sale of marijuana is legal federally. These investments at December 31, 2017, do not constitute a reportable segment. All revenues were principally generated in Canada during the three and nine months ended December 31, 2017, respectively, except for $994 and $1,404, respectively, related to exported medical cannabis revenues generated outside of Canada.

All revenues, profits, and assets were generated and located in Canada during the three and nine months ended December 31, 2016.

26.	EXPENSES BY NATURE

Operating expenses are presented on the face of the consolidated statements of operations using a classification based on the following functions: Cost of sales (recovery), “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

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CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

Operating expenses totalled $47,732 and $4,999 for the three months ended December 31, 2017 and 2016 and $86,391 and $18,401 for the nine months ended December 31, 2017 and 2016. Total operating expenses distributed by nature are as follows:

	Three months ended		Nine months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Employee compensation and benefits	$13,005	$5,679	$33,479	$13,782
Raw materials used and consumables	3,064	1,875	8,542	4,939
Other costs of sales	14,235	1,471	18,545	3,543
Net valuation gains related to inventory and biological assets	(22,759)	(13,787)	(57,407)	(27,658)
Share-based compensation	19,015	1,969	30,249	4,201
Acquisition-related costs	790	1,383	2,491	1,975
Depreciation and amortization	5,187	1,048	15,535	2,943
Legal and professional fees	2,407	621	6,071	1,998
Royalties	704	377	1,685	850
Consultants	2,399	918	5,150	2,883
Facility expenses	3,544	794	6,323	2,397
Patient assistance	2,112	1,101	5,494	2,197
Marketing and promotion	797	443	2,202	1,528
Office expenses	1,635	477	3,990	1,244
Travel and other employee expenses	1,132	409	2,802	1,037
Bank and payment processor fees	465	221	1,240	542

Total	$47,732	$4,999	$86,391	$18,401

27.	CAPITAL MANAGEMENT

As at December 31, 2017 total managed capital of $1,028,651 was comprised of shareholders’ equity and debt (March 31, 2017—$650,056).

There were no changes in the Company’s approach to capital management during the nine months ended December 31, 2017.

28.	SUBSEQUENT EVENTS

(a)	Green Hemp Industries Ltd.

On November 27, 2017, the Company announced it had entered into a definitive agreement to acquire certain assets and intellectual property from Green Hemp Industries Ltd. (“Green’) and its principal, Jason Green. In addition to acquiring Green’s farm operations and associated assets, equipment, genetic stock and other property, the Company will operate approximately 300 acres of existing hemp production, anticipated to be scalable to 2,200 acres for the 2018 growing season. As consideration, the Company is reimbursing Green for crop input expenses and will issue 24,576 common shares. If certain production related milestones are achieved, then the Company expects to issue up to an additional 24,576 common shares. The transaction closed on January 24, 2018.

(b)	Canopy Rivers financing

On January 10, 2018, Canopy Rivers, issued 23,636,363 Class B common shares at a price of $1.10 per common share, raising $26,000 of gross proceeds. Canopy Growth acquired 4,673,938 shares of the issued shares at a cost of $5,141. Subsequent to the issuance of the Class B common shares, Canopy Growth’s 31.5% of Rivers’ equity and controls 90.2% of the voting rights. One director of the Company and 9 employees invested $2,357 in the round of financing.

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CANOPY GROWTH CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

(c) Equity financing

On February 7, 2018, the Company closed its previously announced short-form prospectus offering, on a bought deal basis, of 5,800,000 common shares of the Company at a price of $34.60 per common share for aggregate gross proceeds of $200,680.

(d) Acquisition of intellectual property

On February 7, 2018, the Company acquired certain intellectual property assets and know-how for total proceeds of $5,325 of which $3,133 was paid on closing by issuing 117,253 common shares of the Company. The remaining consideration of $2,193 will be paid over a series of milestones in common shares of the Company at the 5-day VWAP when each milestone is achieved.

29.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current presentation.

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